Verizon Wireless Inc.
                           180 Washington Valley Road
                              Bedminster, NJ 07921



January 29, 2003



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Joshua Englard
                 Division of Corporation Finance

Re: Verizon Wireless Inc.
    Registration Statement on Form S-1 (Reg. No. 333-44394)

Ladies and Gentlemen:

     Pursuant to Rule 477 of the Securities Act of 1933, please accept this letter as a request for the Commission's consent to the withdrawal of the Registration Statement referred to above. The offering contemplated by this Registration Statement has been terminated because we currently have no significant funding needs that would require us to consummate the offering.

     Please be advised that the SEC has not declared the Registration Statement effective, a preliminary prospectus has not been circulated and none of the common stock under the Registration Statement has been sold pursuant to the Registration Statement or in connection with the offering contemplated by the Registration Statement.

     Upon grant of the Commission's consent hereto, please return a dated copy of the order granting such withdrawal, which order shall state "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

     Please direct all inquiries to Richard D. Truesdell, Jr. at (212) 450-4000.


                                         Respectfully,

                                         VERIZON WIRELESS INC.



                                         By: /s/ S. Mark Tuller
                                             -----------------------------------
                                             Name: S. Mark Tuller
                                             Title: Vice President and Secretary



cc: Richard D. Truesdell, Jr, Esq.